UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006

Commission File Number: 0-26876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OAK HILL FINANCIAL. INC. 401(K) AND PROFIT SHARING PLAN
14621 State Route 93
Jackson, Ohio 45640

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OAK HILL FINANCIAL, INC.
14621 State Route 93
Jackson, Ohio 45640

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 99	Financial statements and schedule of the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan (the “Plan”) for the years ended December 31, 2006 and 2005

SIGNATURES

The Plan, pursuant to the requirements of the Securities and Exchange Act of 1934, Oak Hill Financial, Inc., the Plan Sponsor and Named Fiduciary, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OAK HILL FINANCIAL, INC. 401(K)
AND PROFIT SHARING PLAN

	By:	Oak Hill Financial, Inc.

Date: June 28, 2007	By:	/s/ Dale B. Shafer

Dale B. Shafer
Interim Chief Financial Officer